Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

The following is an English translation of a presentation given in Russian to Baker Hughes’ employees in Russia:

Creating a Worldwide Oilfield Services

Leader

FOR USE IN RUSSIAN CASPIAN

TOWN HALL

November 2014

[C] 2014 BAKER HUGHES INCORPORATE D. ALL RIGHTS RESERVED. TERMS AND CONDITIONS
OF USE: BY ACCEPTING THIS DOCUMENT, THE RECIPIENT AGREES THAT THE DOCUMENT
TOGETHER WITH ALL INFORMATION INCLUDED THEREIN IS THE CONFIDENTIAL AND
PROPRIETARY PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRADE
SECRETS AND/OR PROPRIETARY INFORMATION OF BAKER HUGHES (COLLECTIVELY
"INFORMATION") . BAKER HUGHES RETAINS ALL RIGHTS UNDER COPYRIGHT LAWS AND TRADE
SECRET LAWS OF THE UNITED STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT
FURTHER AGREES THAT THE DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR
REPRODUCED IN WHOLE OR IN PART BY ANY MEANS, ELECTRONIC, MECHANICAL, OR
OTHERWISE, WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF BAKER HUGHES, AND MAY
NOT BE USED DIRECTLY OR INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HUGHES'
INTEREST .

Thank you for joining me.

I want to acknowledge that last week’s announcement may have been surprising news for you, and it may take a bit of time to get used to. This deal came together quickly.

We have reached an agreement with Halliburton, and as Chairman and CEO Martin Craighead mentioned in his note to employees, we are making history.

We are merging two best-in-class companies, each with a heritage that dates back more than 100 years. The result will be a stronger organization that can achieve opportunities that neither company could have reached as well or as quickly while standing alone.

It's very exciting news.

I want to begin by explaining what we're announcing today, offer some thoughts on what it means for our company,  and then talk through where we go from here.

Before I do this, though, I need to warn you that you will systematically find two pages of disclaimers at the front-end of any communication relating to this merger. Not helpful, but necessary…

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated ("Baker Hughes") and Halliburton Company
("Halliburton "). In connection with this proposed business combination, Baker
Hughes and/or Halliburton may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the "SEC"). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Baker Hughes and/or Halliburton may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF
BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE PROXY STATEMENT(S),
REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT
MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any
definitive proxy statement(s) (if and when available) will be mailed to stockholders of Baker Hughes and/or Halliburton, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Baker Hughes and/or
Halliburton through the website maintained by the SEC at http://www. sec.gov.
Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes' internet website at http://www. bakerhughes.
com or by contacting Baker Hughes' Investor Relations Department by email at
trey.clark@bakerhughes. com or alondra.oteyza@bakerhughes. com or by phone at
+1-713-439-8039 or +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton's internet website at http://www. halliburton. com or by contacting Halliburton's Investor
Relations Department by email at investors@halliburton. com or by phone at
+1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.
Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its
2014 annual meeting of stockholders, which was filed with the SEC on March 5,
2014, its Quarterly Report on Form 10-Q for the quarter ended September 30,
2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014 and September 10,
2014. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31,
2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April
8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30,
2014 which was filed with the SEC on October 24, 2014 and its Current Report on
Form 8-K, which was filed with the SEC on July 21, 2014.

These documents can be obtained free of charge from the sources indicated
above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

Important Information For Investors And Stockholders, cont'd

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of
Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding
Halliburton's and Baker Hughes' future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. The words "anticipate,"
"believe," "ensure," "expect," "if," "intend," "estimate," "probable,"
"project," "forecasts," "predict," "outlook," "aim," "will," "could," "should,"
"would," "potential," "may," "might," "anticipate," "likely" "plan,"
"positioned," "strategy," and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and
Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker
Hughes' or Halliburton's stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction -related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton's operating efficiencies applied to Baker Hughes'
products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company's future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in,
Halliburton's September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District
Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings;
actions by third parties, including governmental agencies, relating to the
Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws;
changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce;
availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers' business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes'
and Halliburton's respective filings with the SEC and available through the
SEC's Electronic Data Gathering and Analysis Retrieval system at http://www.
sec.gov, including Baker Hughes' and Halliburton's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
The foregoing list of important factors is not exclusive. Baker Hughes'
forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and
Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

An agreement to combine Baker Hughes and Halliburton

On 17 November 2014 we announced the agreement to combine Baker Hughes and
Halliburton.

When our Board received Halliburton's proposal, it worked with management and its outside advisors to carefully evaluate the proposal as part of their fiduciary responsibility to consider any reasonable offer that could benefit shareholders. They determined that this deal represents the best way to maximize value for the company's stockholders. The deal also enhances opportunities for our customers and employees.

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

Baker Hughes was approached by Halliburton with a proposal to combine our companies. Our Board worked with management and its outside advisors to carefully evaluate the proposal as part of their fiduciary responsibility to consider any reasonable offer that could benefit shareholders. They determined that this deal represents the best way to maximize value for the company's stockholders. The deal also enhances opportunities for our customers and employees.

Why Baker Hughes?

People

Baker Hughes -- is a team of best-in-class professionals devoted to their business.

Reputation

Baker Hughes -- more than 100 years of delivering innovation and outstanding customer service. We've always been trusted by our clients and partners, and we are

trusted now.

Technology

Baker Hughes constantly contributes to the development of innovative technologies

and research science.

Expertise

Baker Hughes is one of the leading go-to companies for the world's most challenging

energy projects.

Baker Hughes has never been stronger. We've posted record financial results, our pace of technology introduction is accelerating, and our customer relationships have never been better.

No wonder Halliburton offered a premium to the market price.

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

Baker Hughes is one of the most desired assets in the market, the industry trusts us. We should all be proud of our success in building a strong brand that is based on innovation, customer service, and integrity. We have to treat that situation as another step in our successful journey, and embrace that opportunity using our breakthrough mindset.

Our people, untarnished reputation, innovative technology and first-class expertise will bring even more added value to the combined company.

Baker Hughes shareholders will get 1.12 Halliburton shares plus $19 in cash for every Baker Hughes share they hold. Upon closing of the transaction, Baker Hughes shareholders will own approximately 36 percent of the combined company.

If the transaction terminates, due to a failure to obtain antitrust approval, Halliburton has agreed to pay Baker Hughes a fee of $3.5 billion.

As the result: Creating a Worldwide Oilfield Services

Leader

Opportunities for business:

[] Growth opportunities
[] High competitive advantages
[] Truly comprehensive portfolio of

solutions

Opportunities for employees:

[] New expertise
[] Growth opportunities
[] Career opportunities

The new company combines Baker Hughes' strengths in technology and manufacturing with Halliburton's best-in-class execution

and surface efficiency model

[] Revenue*

[] Employees*

[] Geography*

> $50 billion

> 134,000

> 80 countries

* Integrated indexes for both companies for today

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

When completed, this will be one of the largest mergers in the history of our industry. We expect the combined company to achieve opportunities that neither company could have reached as well or as quickly while standing alone. We are combining two highly complementary portfolios to deliver an unsurpassed depth and breadth of solutions to our customers; at the same time, there are a number of parallels between our two companies, including similar core values and a heritage of innovation. A new company will have a greater ability to grow, and a greater capacity to have a positive impact on the world.

The combined company's 2013 revenue was $51.8 billion on a pro-forma basis.

Employees will benefit from the many opportunities of the larger company. We will have a truly comprehensive suite of products and services to serve the global upstream oil and gas industry. We will benefit from substantial and improved growth opportunities. Also: new people to learn from and share experience, new business areas and new areas for growth. The transition is also a unique experience.

What Happens Next: Transaction is expected to close in

second half of 2015

[] Deal requires approval of the stockholders of both companies: votes are expected to be held next year.

[] Integration team will plan for a smooth transition.

[] Deal requires regulatory review: includes anti-trust analysis.

[] We are committed to updating you as appropriate.

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

Today is just the first step in what will likely be a long process to complete this transaction.

We currently expect to close the transaction in the second half of 2015, though that is contingent on securing stockholder approvals and passing regulatory review.

As we move through transaction milestones, we are committed to keeping you informed.

FAQs and other information will be posted to go/RedBlue as it becomes available.

In addition, communications have been prepared for our customers, vendors and other important audiences.

Until the Transaction Closes: Business as Usual

[] Halliburton continues to be a competitor, and we must act accordingly.

[] Do not contact Halliburton or discuss business with them

unless instructed to do so.

[] Avoid speculation and rumors, including in internal emails and other documents: refer any media or investor questions to IR.

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

Until the deal closes, it must be business as usual for us.

It is unethical and illegal to collaborate on bids or otherwise, or discuss proprietary or confidential information with anyone from Halliburton.

Any inquiries from investors or media should be routed to the appropriate personnel immediately.

Priorities

[] Stay focused on delivering safe, compliant and reliable service.

[] Continue to move our business forward: provide the

outstanding service that customers expect of us.

[] Embrace this opportunity: Baker Hughes and Halliburton, in their current forms, resulted from acquisitions .

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

I want to emphasize, though, that there will be no changes to our company until the deal closes. In the meantime, we need to maintain our focus on delivering safe, compliant and reliable service.

We understand what it takes to ensure a smooth transition, and we're committed to working closely with Halliburton to develop a comprehensive integration plan.

We will convene an integration team with representatives from both companies to plan for a smooth transition.

Throughout the process, we will communicate with employees, customers and others to make sure we continue to provide top service and treat our employees fairly.

Baker Hughes and Halliburton are the products of

countless acquisitions

Completions: Brown Oil Tools, CTC, EDECO and Elder

Oil Tools;

Drilling Fluids: Milchem and Newpark;

Drilling and diamond drill bits: Eastman Christensen

and Drilex;

Fishing tools  and  services: Tri-State and Wilson;

Specialty chemicals: Aquaness, Chemlink and Petrolite;

Seismic exploration, well logging: Western Atlas;

Pressure Pumping: BJ Services Company.

Logging: Welex;

Pressure control tools: Otis Engineering

and Boots  and  Coots;

Perforating operations : Gearhart

Industries;

Completions: Dresser Industries;

Sperry Drilling: Dresser Industries;

Production Chemicals: Multi-Chem;

Software: Landmark Graphics.

A Worldwide Oilfield Services Leader

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

During its history, Baker Hughes has acquired and assimilated numerous oilfield pioneers as well as Halliburton. Now we are facing a new era for our industry coming into a newest history. Today we are to be creators as we are the ones who makes history.

Making History[]

We should all be proud of our success in building a strong brand that is based on innovation, customer service, and integrity. Today is not the end of that journey. Rather, it is the beginning of the next chapter of this great company.
This merger opens a whole new range of opportunities for Baker Hughes and makes it more possible than ever before for us to have a positive impact in the world and to fulfill our Purpose: to enable safe, affordable energy, improving people's lives.

Martin Craighead, Chairman  and  CEO

Baker Hughes

[C] 2014 Baker Hughes Incorporated. All Rights Reserved.

During its history, Baker Hughes and Halliburton have each acquired and assimilated numerous oilfield pioneers. Now we are facing a new era for our industry coming into a newest history. Today we are to be creators and the ones to make history.

[][][][][][][][] [][][][][][][][] -[][][][][][] [][]

[][][][][][][] [][][][][] [][][][][][][][][][][][]

[C] 2014 BAKER HUGHES INCORPORATE D. ALL RIGHTS RESERVED. TERMS AND CONDITIONS
OF USE: BY ACCEPTING THIS DOCUMENT, THE RECIPIENT AGREES THAT THE DOCUMENT
TOGETHER WITH ALL INFORMATION INCLUDED THEREIN IS THE CONFIDENTIAL AND
PROPRIETARY PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRADE
SECRETS AND/OR PROPRIETARY INFORMATION OF BAKER HUGHES (COLLECTIVELY
"INFORMATION") . BAKER HUGHES RETAINS ALL RIGHTS UNDER COPYRIGHT LAWS AND TRADE
SECRET LAWS OF THE UNITED STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT
FURTHER AGREES THAT THE DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR
REPRODUCED IN WHOLE OR IN PART BY ANY MEANS, ELECTRONIC, MECHANICAL, OR
OTHERWISE, WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF BAKER HUGHES, AND MAY
NOT BE USED DIRECTLY OR INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HUGHES'
INTEREST .